Exhibit 99.1
Dated as of July 13, 2009
JP Morgan Chase Bank, National Association
Government Agency Unit
4 Chase Metro Tech Center, 10th Floor
Brooklyn, NY 11245
Chartered Semiconductor Manufacturing Ltd.
60 Woodlands Industrial Park
Street 2
Singapore 738406

RE:	Ex-Im Bank Transaction No. AP080562XX — Singapore (“Transaction”)

Ex-Im Bank Facility Agreement dated as of December 23, 2004, among Chartered Semiconductor Manufacturing Ltd. (“Borrower”), JP Morgan Chase Bank, National Association (“Lender” and “Facility Agent”) and the Export-Import Bank of the United States (“Ex-Im Bank”), in the principal amount of $653,130,629 (“Credit Agreement”)

Guarantee Agreement dated as of December 23, 2004, between the JP Morgan Chase Bank, National Association (“Lender”) and Ex-Im Bank in the principal amount of $653,130,629 (“Guarantee Agreement”)
Ladies and Gentlemen:
          With reference to the request by the Borrower dated as of June 24, 2009 (“Request”), we hereby confirm our agreement, subject to the terms and conditions set forth in this waiver (“Waiver”), to amend the Ex-Im Bank Facility Agreement, as hereinafter provided. The provisions of this Waiver have been agreed to by the parties in consideration of the premises and mutual covenants herein contained. Unless otherwise provided herein, all capitalized terms not defined herein shall have the meanings set forth in the Ex-Im Bank Facility Agreement.

I.	Waiver Applicable to Ex-Im Bank Facility Agreement
          The Borrower’s compliance with clause (m) (Historical Debt Service Coverage Ratios) of Section 10.01 (Affirmative Covenants of the Borrower) is hereby waived with respect to the Historical Debt Service Coverage Ratio calculated with respect to the period ending June 30, 2009; provided that on or before October 31, 2009, the Borrower shall calculate and submit to the Financing Parties the Historical Debt Service Coverage Ratio for the period ending September 30, 2009, and if such Historical Debt Service Coverage Ratio is less than 1.3, then such waiver shall expire and the Borrower shall within thirty (30) days after submission of such calculation to the Financing Parties comply with the provisions of Section 10.01(m) by depositing funds in the Debt Service Reserve Account and/or providing a Debt Service Reserve Letter of Credit to satisfy the Debt Service Reserve Requirement.

II.	Condition Precedent to the Effectiveness of this Waiver

In order for this Waiver to become effective, Ex-Im Bank must receive from the Borrower (i) one original of this Waiver, fully executed and delivered by the Borrower, the Lender, the Facility Agent and Ex-Im Bank.

III.	Miscellaneous — For purposes of this Waiver:
A.	Governing Law. THIS WAIVER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, U.S.A.

B.	Full Force and Effect. The Ex-Im Bank Guarantee remains subject to all of the terms and conditions of the Guarantee Agreement. Each of the Guarantee and the Ex-Im Bank Facility Agreement, as modified by this Waiver, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.
C.	Entire Agreement. The Ex-Im Bank Facility Agreement, as amended by this Waiver, contains the entire agreement among the parties hereto regarding the Credit, except for the Guarantee Agreement and any agreements between the Lender and the Borrower regarding obligations of the Borrower not covered by the Ex-Im Bank Guarantee.
D.	Severability. To the extent permitted by applicable law, the illegality or unenforceability of any provision of this Waiver shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Waiver or of the Ex-Im Bank Facility Agreement. In the event that any provision of this Waiver amending a provision of the Ex-Im Bank Facility Agreement is deemed by a court or tribunal of competent jurisdiction to be illegal or unenforceable, it is the intent of the parties hereto that the relevant provision of the Ex-Im Bank Facility Agreement otherwise amended by the terms hereof be reinstated in its entirety.
E.	Counterparts. This Waiver may be signed in separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.
*    *    *
          Please confirm your agreement with the above by executing the enclosed copies of this Waiver and returning one of them and all required conditions precedent documentation to:
Export-Import Bank of the United States
811 Vermont Avenue, N.W.
Washington, DC 20571
U.S.A.
Attn:     Nestor Sybing, Asset Management Division
          This Waiver constitutes an agreement among the undersigned parties that, upon issuance by Ex-Im Bank’s Asset Management Division of its notification to the Borrower that the required conditions precedent documentation has been received by Ex-Im Bank, in form and substance satisfactory to it, shall amend the Ex-Im Bank Facility Agreement effective as of the date hereof.

EXPORT-IMPORT BANK OF THE UNITED STATES

By	/s/ Frances I. Nwachuku
(Signature)

Name	Frances I. Nwachuku
(Print)

Title	Vice President, Asset Management Division
(Print)
Ex-Im Bank Transaction No. AP080562XX — Singapore

AGREED AND ACCEPTED
CHARTERED SEMICONDUCTOR MANUFACTURING LTD., as Borrower

By	/s/ George Thomas
(Signature)

Name	George Thomas
(Print)

Title	Senior Vice President and Chief Financial Officer
(Print)
AGREED AND ACCEPTED
JP MORGAN CHASE BANK, NATIONAL ASSOCIATION, as Lender

By	/s/ Marguerite M. Gill
(Signature)

Name	Marguerite M. Gill
(Print)

Title	Vice President
(Print)
AGREED AND ACCEPTED
JP MORGAN CHASE BANK, NATIONAL ASSOCIATION, as Facility Agent

By	/s/ Gamal Boulos
(Signature)

Name	Gamal Boulos
(Print)

Title	Assistant Vice President
(Print)
Ex-Im Bank Transaction No. AP080562XX — Singapore